June 18, 2024

VIA EDGAR TRANSMISSION

Ashley Vroman-Lee, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: NEOS ETF Trust - File Nos. 811-23645, 333-253997

Dear Ms. Vroman-Lee:

The purpose of this letter is to respond to comments the NEOS ETF Trust (the “Registrant”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission on May 10, 2024 regarding Post-Effective Amendment No. 123 on Form N-1A filed on April 8, 2024 for the purpose of registering the shares of a new series of the Registrant called NEOS Russell 2000 High Income ETF (the “Fund”). The Staff’s comments are summarized in below followed by the Registrant’s responses.

PROSPECTUS

Investment Objective

Comment 1. Please include in the Principal Investment Strategies of the Fund section how the Fund intends to achieve its objective of equity appreciation while generating high monthly income?

Response. The Registrant has revised the first sentence of the principal investment strategy as follows:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by (i) investing in one or more ~~equity~~ ETFs that seeks to track~~s~~ the Russell 2000® Index ("Russell 2000 Underlying ETFs") ~~or~~, a portfolio of stocks that make up the Russell 2000® Index (the “Russell 2000” or the “Reference Index”), or a combination thereof; and (ii) ~~Russell 2000 Underlying ETFs and direct investments in constituents, and a~~ utilizing a call options strategy to provide high monthly income, ~~that~~ which primarily consists of writing~~ten~~ (~~sold~~selling) call options on the Russell 2000® ~~Index~~ (“RUT call options”). The Fund seeks to generate high monthly income from the premiums earned from the RUT call options as well as the dividends received from the Fund’s equity holdings.”

The Registrant notes that the following sentence has been added to the first paragraph of the principal investment strategy, which the Registrant believes adequately discusses the potential for equity appreciation:

“The Fund seeks equity appreciation through its investments in Russell 2000 Underlying ETFs and/or a portfolio of stocks that make up the Russell 2000® Index.”

Fund Fees and Expenses

Comment 2. Please provide the fees and expenses for the Fund in the draft prospectus sent via the correspondence filing.

Response. The fees and expenses for the Fund will be provided at least five business days before the Fund seeks to go effective.

Comment 3. Please include AFFE in the fee table as a separate line if necessary.

Response. The estimated AFFE for the Fund have been provided in the fee table of the draft prospectus that accompanies this correspondence filing.

Principal Investment Strategies of the Fund

Comment 4. In the Principal Investment Strategies of the Fund section of the Prospectus, the Fund states that it will seek to generate income from its call option strategies. Please disclose under what circumstances the Fund will use the various disclosed call option strategies. Note, this disclosure may appear in the Item 9 section of the Prospectus.

Response. The disclosure under the “Additional Information About Investment Strategies” section of the Prospectus has been revised to clarify that the Fund will either write call options or enter a call spread strategy. Clarifying revisions have been made to the Item 4 strategy disclosure, and the Item 9 disclosure has been revised to read as follows:
“The Fund’s options strategy consists of the following: (i) writing (selling) call options on the Russell 2000® Index on up to 100% of the value of the equity securities held by the Fund, which will generate income in the form of premium from writing such options; or (ii) entering into a call spread strategy where the Fund purchases long (bought) calls in addition to the written (sold) call options, which may generate income in the form of a net-credit in the call spread.”

Comment 5. Please place a period after the phrase “and 40% short term gains”.

Response. The requested edit has been made.

Comment 6. Please disclose what derivatives the Fund will use as part of its principal investment strategy.

Response. The Registrant has disclosed the only derivatives the Fund will use are options on the Russell 2000.

Comment 7. Please disclose as of a recent date the market cap range of the companies in the Russell 2000 Index.

Response. The requested disclosure has been made.

Comment 8. Please disclose that the replication strategy that the Fund will use will be the default strategy and that the representative sampling strategy will be used only in certain situations like those set forth in the parenthetical.

Response. The Fund has modified the sentences referred to in the comment as follows with additions in bold and deletions ~~struck through~~:

The Fund, while not an index fund, will generally use a “replication” strategy to invest in the Russell 2000, meaning the Fund will ~~generally~~ most often invest in one or more Russell 2000 Underlying ETFs ~~or~~, all of the component securities of the Russell 2000 ~~(or a combination thereof)~~ in the same approximate proportions as in the Russell 2000® ~~Index~~, ~~(often called a “replication strategy)~~ or a combination thereof.~~"~~ However, the Fund may in limited circumstances use a “representative sampling” strategy, meaning it may invest in a sample of the securities in the Russell 2000 whose risk, return, and other characteristics closely resemble the risk, return, and other characteristics of the Russell 2000 as a whole, when NEOS Investment Management, LLC, the Fund’s investment adviser (the “Adviser”), believes it is in the best interests of the Fund (e.g., when replicating the Russell 2000® Index involves practical difficulties or substantial costs, a Russell 2000 constituent becomes temporarily illiquid, unavailable, or less liquid, or as a result of legal restrictions or limitations that apply to the Fund but not to the Russell 2000).

Comment 9.  At the end of the Principal Investment Strategies of the Fund section of the Prospectus, the last sentence duplicates the following sentence:

“The Fund may engage in active and frequent trading of portfolio securities in implementing its principal investment strategies.”

Response. The sentence referred to in your comment has been deleted.

Comment 10. In the Covered Call Option Writing Risk section of the Fund’s Risk Section, the following sentence is included as the first sentence:

“By writing covered call options, in return for the receipt of premiums, the Fund will give up the opportunity to benefit from potential increases in the value of the Russell 2000 above the exercise prices of such options, but will continue to bear the risk of declines in the value of the Russell 2000.”

Please add disclosure in the Principal Investment Strategies of the Fund section discussing the potential for no increase in value or a decrease in value if the written covered call options remain out of the money or written calls do not offset the decline in the Russell 2000.

Response. The following disclosure has been added:

“The Fund’s writing (selling) of call options on the Russell 2000® will limit the Fund’s ability to participate in increases in value of the Russell 2000® beyond a certain point. If the value of the Russell 2000® Index increases, the Fund’s exposure to the Russell 2000® would allow the Fund to experience similar percentage gains. However, if the value of the Russell 2000® Index appreciates beyond the strike price of one or more of the call option contracts that the Fund has sold to generate income, the Fund will lose money on those short call positions, and the losses will, in turn, limit the upside return of the Fund’s exposure to the Russell 2000®. As a result, the Fund’s overall strategy (i.e., the combination of the long exposure to the Russell 2000® and the call options sold on the Russell 2000® Index) will limit the Fund’s participation in gains of Russell 2000® beyond a certain point. This strategy effectively converts a portion of the potential upside of the Russell 2000® into current income.”

Comment 11. In the Covered Call Option Writing Risk section of the Fund’s Risk Section, the following sentence is included:

The Fund expects the total value of the written call options and the total value of the purchased call options to each be up to 100% of the Fund’s net assets.

There is separate risk disclosure about covered call option risk.

Please clarify if the Fund will only write covered calls and if so please supplementally explain that the Fund will only write options on securities it holds.

Response. The Fund has revised the Principal Investment Strategy section of the Prospectus to clarify that the Fund’s covered call option strategy entails writing (selling) covered RUT call options, and that such RUT call options are covered because the Fund owns shares of the Russell 2000 Underlying ETFs and/or a portfolio of stocks that make up the Russell 2000 at the time it sells the call options.

Comment 12. Please disclose whether the Russell 2000 Index is currently concentrated in any industry or groups of industries.

Response. The requested disclosure has been added.

Comment 13. The Principal Risks section of the Prospectus contains the “Large Shareholder and Large-Scale Redemption Risk” section. Please disclose the Principal Investment Strategy section of the Prospectus that the Fund may have large shareholders.

Response. The Registrant has deleted the “Large-Scale Redemption Risk” section.

Comment 14.  The “Management Risk” section states that the Fund it is subject to the risk that the Adviser’s investment strategy may not produce the intended results if the Fund will not fully replicate the Russell 2000® Index. Please revise this section to note that the Fund may not meet its investment objective even if it fully replicates the Russell 2000 Index.

Response. The disclosure has been revised as follows with additions in bold:

“As the Fund will not fully replicate the Russell 2000® Index or even it fully replicate the Russell 2000® Index, it is subject to the risk that the Adviser’s investment strategy may not produce the intended results or achieve the Fund’s objective.”

Comment 15. Please consider tailoring the “Market and Geopolitical Risk” section to reflect the fact that the Fund will be investing in US. Small cap securities.

Response. The Registrant respectfully declines to revise the “Market and Geopolitical Risk” section, as the risk factor pertains to markets generally. The Registrant notes that a separate risk disclosure exists for Small Capitalization Companies.

Comment 16. Please include in the Principal Investment Strategies of the Fund a statement that the Fund may invest in mid-cap companies.

Response. The Fund will not be investing in mid-cap companies and has removed the risk disclosure. requested disclosure has been added.

Comment 17. Please note that sector risk is not included in the “Fund’s Principal Risks” but included in the “Additional Information About the Fund’s Principal Risks” section. If sector risk is a principal risk, it should also be included in “Fund’s Principal Risks” section and, if not, it should be moved from the “Additional Information About the Fund’s Principal Risks” section to the “Other Risks” section.

Response. Sector risk has been added to the “Fund’s Principal Risks” section.

Comment 18. Under Portfolio Managers section, please disclose whether the portfolio managers are “jointly and primarily responsible” for the day to day management of the Fund. See Item 5 of N-1A.

Response. The requested disclosure has been added.

Comment 19. In the “Other Risks” section of the Prospectus, please clarify that these risks are non-principal risks if that is the case.

Response. The requested disclosure has been added.

STATEMENT OF ADDITIONAL INFORMATION

Comment 20. With respect to the Investment Restrictions and Policies section in the Statement of Additional Information, please add that the Fund is diversified. See Section 16(c) of Form N-1A.

Response. The Registrant notes that the following disclosure is included under “GENERAL DESCRIPTION OF THE TRUST”

“The Fund is a diversified management investment company under the Investment Company Act of 1940, as amended…”

Comment 21. Please revise number 7 of the Fund’s fundamental investment restriction re concentration to state that the Fund will consider the portfolio securities owned by investment companies that the Fund may own in complying with its concentration policy.

Response. The Registrant has added the following to the end of its fundamental policy number 7:

“To the extent that the Fund invests in underlying investment companies, the Fund will consider the concentration of the underlying investment companies individual securities for purposes of determining compliance with its own concentration policy.”

Comment 22. Please include in the Statement of Additional Information how many times each committee of the Board met in 2023.

Response. The following disclosures have been added:

“In 2023, the Trust’s Audit Committee met two times” and “In 2023, the Nominating Committee met one time.”

PART C

Comment 23. In Part C of the Trust’s Registration Statement, please include indemnification language required by Rule 484 of the Securities Act of 1933, as amended.

Response. The requested language has been added.

*        *        *        *        *        *        *

Please contact the undersigned at 202.973.2727 or bibb.strench@thompsonhine.com with any questions about the responses.

/s/ Bibb L. Strench
Bibb L. Strench